MEDIANEWS GROU’S STRATEGIC PLAN TO REVITALIZE MONSTER WORLDWIDE , INC. October 2016 1

Disclosure Statement and Disclaimers This presentation with respect to Monster Worldwide, Inc. (“Monster” or the “Company”) is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of MediaNews Group, Inc. (“ MNG ” or "we"), and are based on publicly available information and MNG analyses. We have not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein This presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, this presentation is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that MNG’s investment process or investment objectives will or are likely to be achieved or successful or that MNG’s investments will make any profit or will not sustain losses. Past performance is not indicative of future results. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any assumptions, assessments, estimates, projections or the like (collectively, “Statements”) regarding future events or which are forward - looking in nature constitute only subjective views, outlooks or estimations, are based upon MNG’s current expectations or beliefs, are subject to change due to a variety of factors, including fluctuating market conditions and economic factors, and involve inherent risks and uncertainties, many of which cannot be predicted or quantified and are beyond MNG’s control. Actual results could differ materially from those set forth in, contemplated by, or underlying these Statements. In light of these risks and uncertainties, there can be no assurance and no representation or warranty is given that these Statements are now or will prove to be accurate or complete in any way in the future. The estimates, projections and pro forma information set forth herein are based on assumptions that we believe to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. MNG expressly disclaims any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. MNG also disclaims any obligation to update the information contained herein and reserves the right to modify or change its opinions at any time in the future without notice. 2

Contents 1. Executive Summary 2. The Case to Replace Incumbent Board: Underperformance and Questionable Decisions 3. Introduction to MNG’s Board Nominees – A Better Path Forward 4. Timeline & Plan for Maximizing Value for All Shareholders 3

1. EXECUTIVE SUMMARY 4

About MediaNews Group (MNG) . ▪ MediaNews Group, Inc. ("MNG") is Monster Worldwide Inc.’s largest shareholder with an 11.5% ownership stake – MNG has a substantial investment with a plan to generate significant value for all shareholders ▪ MNG strongly opposes Randstad’s proposed acquisition of Monster, which is the result of a flawed sales process that grossly undervalues Monster and ignores the significant upside that can be realized by all shareholders through execution of a strategic plan by a strong board/management ▪ MNG has intimate knowledge of the job board space through our ownership of Jobs in the US , which operates regionally focused job boards in New England, and through our in - depth evaluations of numerous potential job board acquisitions ▪ Monster has been a commercial partner of MNG for many years ▪ MNG has a deep understanding of the challenges facing Monster and changes going on in the recruitment advertising industry ▪ MNG is one of the largest newspaper companies in the country , with over $1 billion in revenue and over 240 properties in 12 states; We have experience managing a business that is going through significant changes and reducing its expenses substantially to generate meaningful profitability ▪ MNG has leading local news audience market share in each of our primary markets and our content monetization platforms serve clients on both a national and local scale; We serve an audience of over 40 million readers on a monthly basis ▪ We invest for the long - term and look to maximize shareholder value, which is enabled by an operational focus on free cash flow generation and disciplined capital allocation MNG is dedicated to executing a plan to maximize shareholder value for all investors; While we would make a profit if the Randstad deal closes, we believe there is SIGNIFICANTLY more upside if the Company is managed properly 5

▪ Monster Worldwide, Inc. ("Monster" or the "Company") is a job board company that provides online and mobile employment and recruitment solutions in more than 40 countries around the world ▪ Monster was an early pioneer in the recruitment space but under the current Board & CEO, it has struggled to maintain its leadership position ▪ We believe Monster's low stock price reflects pessimism around the existing strategy and the abysmal execution under the current Board & CEO, in spite of Monster's tremendously valuable platform ▪ The Company has experienced significant value erosion under the current leadership - Cumulative total shareholder return the past 5 years: NEGATIVE 59% 1 ▪ Incumbent Board has history of making questionable strategic and operational decisions - Enabled a lack of product strategy to address shifting market & revenue declines - Brought Tim Yates back as CEO in November 2014 and also re - appointed him CFO in February of 2016 despite his poor previous track record of creating value for shareholders at Monster - Granted Tim Yates a golden parachute of over $4.7 million 2 if the Randstad deal goes through, despite little skin in the game & abhorrent stock performance during his time with the Company - Authorized a stock buyback at over $6.00 per share in Q4 of 2015, only to sell the business for $3.40 months later - Focused on having discussions to sell Monster when it was trading at or around all - time lows, instead of devising and executing a plan to fix the business ▪ Flawed process led to grossly inferior transaction - It is clear to us that the Randstad deal was entered into by the Board out of desperation to avoid responsibility for yet another quarterly miss by the Company - We believe that if the process was set up correctly and managed properly, potential disruptions could have been minimized and the Company would have put itself in the best position to realize its full value, especially when there was interest from multiple potential buyers at prices significantly higher than what Randstad offered - An outright sale of the Company was not – and is not – the only option; the incumbent Board took the easy way out via “fire - sale” since they have little skin in the game Monster Worldwide Overview We strongly believe in the Company's upside potential with the right plan, management team, and Board of Directors in place to effect the changes needed to unlock value 6 1) S&P Capital IQ 2)Company's Consent Revocation Statement, filed on Schedule 14A on October 18, 2016

▪ We initially established a position in Monster in July of 2016 because we believed the stock was tremendously undervalued relative to its long - term prospects ▪ We continue to strongly believe this is the case and that the deal with Randstad at $3.40 per share significantly undervalues the Company ▪ We will NOT tender our shares in the current tender offer ▪ With proper focus on operational efficiency , revenue stabilization and monetization of non - core assets , we believe Monster has the ability to deliver long - overdue value to shareholders and can achieve a stock price of $6 - $8 per share over the next 18 months ▪ It is in all of our best interests to maximize shareholder value. We have invested our own money to become the Company's largest shareholder because we strongly believe in the Company's upside potential with the right plan, management team, and Board of Directors in place to effect the necessary changes ▪ Collectively, our Board nominees have the skills, experience, and independence to make significant improvements at Monster and maximize shareholder value; Collectively, they have served on 16 public company boards and have worked on numerous successful turnaround situations ▪ Most importantly, if elected, this group of nominees will focus on executing a plan to create significant shareholder value as an alternative to the Randstad transaction Why Are We Here? A Better Path Forward For All Monster Shareholders MediaNews Group (MNG) – holder of 11.5% of Monster’s common stock — recommends Monster shareholders elect our proposed slate of directors to unlock significant value for all shareholders , which the current Board and leadership has failed to do over the past 5+ years 7

Incumbent Board is Responsible for the Company's Underperformance

Monster's shares have **woefully underperformed** over any relevant period of time during the past 5 years, driven by its poor results; Such significant loss of shareholder value is avoidable under the right leadership

As of October 17, 2016

Cumulative Total Shareholder Return	1 YR	2 YR	3 YR	4 YR	5 YR
Monster	(7%)	(47%)	(52%)	(10%)	(59%)
2016 Proxy Peer Group Average	23%	89%	56%	83%	70%
S&P 500 Index	24%	51%	68%	84%	97%

Source: S&P Capital IQ


$ in millions
Revenue
-7.6% CAGR
$942
$844
$764
$726
$667
$635
2011
2012
2013
2014
2015
LTM June '16


Net Income
$54
-$259
$0
-$289
-$74
-$56
2011
2012
2013
2014
2015
LTM June '16

Monster's revenues continue to decline and underperform its closest competitor under this Board and management

YoY Revenue Comparison	2015	4Q15	1Q16	2Q16
Monster	(8.1%)	(9.2%)	(8.7%)	(10.0%)
CareerBuilder	(2.0%)	(5.0%)	(2.0%)	3.0%

Source: Public filings
2016 Proxy Peer Group includes : IAC/InterActiveCorp; LinkedIn Corporation; Earthlink Holdings Corp.; VeriSign, Inc.; Shutterfly, Inc.; Pandora Media, Inc.; j2 Global, Inc.; Pegasystems Inc.; Blucora, Inc.; WebMD Health Corp.; NetSuite, Inc.; Web.com Group, Inc.; and DHI Group, Inc. Excludes three companies that are no longer standalone public companies since they have been acquired
Calculation of Cumulative Total Shareholder Return assumes dividends are reinvested

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Introduction to MNG’s Board Nominees – A Better Path Forward Our nominees have a very relevant and diverse set of skills across areas such as finance, sales management, corporate governance, restructuring, technology, recruitment advertising, and operations; collectively, they have: Note: Detailed biographies available in Section 3 of this presentation Daniel Dienst Prepared to Serve as Interim CEO Served as Director, Chairman and/or Chief Executive Officer of four public companies, including, most recently, Chief Executive of Martha Stewart Living Omnimedia , Inc., and has significant experience in special situations, turnarounds and media businesses, with a track record of creating significant value for shareholders Joseph Anto Senior Vice President of Strategy/M&A for MNG and former CEO of Jobs in the US, a subsidiary of MNG with regionally focused job b oard sites in New England Ethan Bloomfield Job board executive and entrepreneur with significant experience growing and managing high - performing sales teams Heath Freeman President of Alden Global Capital LLC, a deep value/catalyst driven investment firm, and Vice Chairman of MNG Kevin Gregson Experienced corporate governance executive and Americas Leader for Insurance Industry at Towers Willis Watson Lowell Robinson Former CFO of several prominent media and technology companies including Advo and HotJobs and experienced public board director Hon. Gregory Slayton Former U.S. Chief of Mission ( defacto Ambassador) to Bermuda, successful technology executive/investor, was an early investor and previously on the advisory boards of Google and Salesforce.com If elected, these outstanding nominees are prepared to ensure that the interests of all shareholders are properly represented and will focus on executing a plan to create significant shareholder value ▪ Significant public board experience : served on 16 public boards ▪ Deep industry knowledge : over 17 years working directly in the recruitment industry ▪ Highly experienced leadership : held C - level roles at 23 companies ▪ Proven turnaround/restructuring experience : involved in 27 turnarounds 9

How Our Nominees Can Help Create Value for All Shareholders Reduce expenses by $100 - $150 million through implementation of operational best practices Monetize non - core/underperforming assets that are not being valued at all in current stock price Reduce capital expenditures to be more in - line with competitors and other digital companies Simplify the product offering and increase sales productivity Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials Strategic Plan to Improve Operations and Increase Shareholder Value - Return to Growth - Optimize Cost Structure - Monetize Non - Core Assets With Daniel Dienst as interim CEO on Day 1 and the new Board in place, the process to revitalize Monster and create value for all shareholders will begin immediately. Our strategic plan focuses on 3 key areas as an alternative to the Randstad deal: 10

2. THE CASE TO REPLACE INCUMBENT BOARD: UNDERPERFORMANCE AND QUESTIONABLE DECISIONS 11

$219 $172 $123 $85 $107 $88 2011 2012 2013 2014 2015 LTM June '16 Adjusted EBITDA Monster has Underperformed Over Last Several Years The Board is Ultimately Responsible for the Company’s Poor Performance $942 $844 $764 $726 $667 $635 2011 2012 2013 2014 2015 LTM June '16 Revenue $54 - $259 $0 - $289 - $74 - $56 Net Income $ in millions Source: Monster's 2015 10 - K 12

…and as a Result Shareholder Value Has Been Destroyed Monster’s shares have woefully underperformed versus its peers and the market over any relevant period of time ▪ 129% share underperformance relative to 2016 Proxy Peer Group average over the last 5 years ▪ 156% share underperformance relative to S&P 500 Index over the last 5 years ▪ Such significant loss of shareholder value is avoidable and reversible with the right leadership & board oversight 13 As of October 17, 2016 Cumulative Total Shareholder Return 1 YR 2 YR 3 YR 4 YR 5 YR Monster (7%) (47%) (52%) (10%) (59%) 2016 Proxy Peer Group Average 23% 89% 56% 83% 70% S&P 500 Index 24% 51% 68% 84% 97% Source: S&P Capital IQ

The Incumbent Board: ▪ Brought Tim Yates in as CEO in November of 2014 and also re - appointed him CFO in February of 2016 despite his poor previous track record of creating value for shareholders at Monster ▪ Granted Tim Yates a golden parachute of over $4.7 million 1 if the Randstad deal goes through, despite little skin in the game & abhorrent stock performance during his time with the Company - Since Mr. Yates first joined Monster as an executive in June of 2007, the stock is down 92% 2 ▪ Focused on having discussions to sell Monster when it was trading at or around all - time lows, instead of devising and executing a plan to fix the business ▪ Authorized a stock buyback at over $6.00 per share in Q4 of 2015, only to sell the business for $3.40 per share months later ▪ Wasted $12.5 million to acquire Jobr , a start - up mobile app with little revenue or specialized technology - We’ve priced out what it would cost to develop virtually the same app as Jobr and believe it would cost less than $250k to develop, or 2% of the price paid to acquire it - Spending $12.5 million in cash at this time for an app that has virtually no revenue and little in the way of technology differentiation makes no sense and is another example of poor capital allocation Incumbent Board has a History of Poor Strategic and Operational Decisions This Board has a history of poor strategic, operational, and capital allocation decision - making 1) Company's Consent Revocation Statement, filed on Schedule 14A on October 18, 2016 2)Based on stock price of $44.72 on 6/8/2007 14

The Incumbent Board: ▪ Asserts they have “already taken” actions to address challenges by cutting expenses over $100M over the past several years - The reality is that the Company has not gone nearly far enough in terms of what it could do to rein in expenses & reduce capital expenditures - Key ratios indicate Monster is severely underperforming peers and has a bloated cost structure ▪ Claims they have divested all of the non - core and underperforming businesses - The reality is that there are still several underperforming business units that should be evaluated for divestiture, restructuring, or shutdown if there is no viable path to achieve acceptable profitability ▪ Enabled a lack of product strategy to address shifting market & revenue declines ▪ Demonstrated apparent tolerance for corporate lethargy and erosion of leadership position in market ▪ Talks down the business and its prospects in an attempt to ram through the Randstad deal Incumbent Board has a History of Poor Strategic and Operational Decisions, cont’d. This Board has a history of poor strategic, operational, and capital allocation decision - making 15

Proposed Sale to Randstad Raises Questions about Incumbent Board's Motivations We continue to believe that a more robust auction process and an evaluation of strategic and operational changes to the business can yield a much better result than the $3.40 price being offered by Randstad ▪ An outright sale of the Company was not – and is not – the only option; Incumbent Board took the easy way out via “fire - sale” since they have little skin in the game - The incumbent non - employee directors collectively own a measly 0.3% of the stock ▪ It is clear to us that the Randstad deal was entered into by the Board out of desperation to avoid responsibility for yet another quarterly miss by the Company ▪ Potential short - term price movements should NOT be a the primary motivating factor for a Board and management team to sell a business ▪ The Board's false sense of urgency explains why the Company executed an exclusivity agreement with Randstad on July 22nd at $4.00 per share, and on August 4th, only four days before the artificially imposed target signing date of the deal, accepted a drastic price reduction of 15% to $3.40 without any pushback or apparent consideration of terminating exclusivity and launching a formal sale process ▪ We disagree with the Board's rationale for avoiding a formal sale process. The Company’s sales process in 2012/2013 was three years ago and not a legitimate deterrent to conducting a robust auction process ▪ We believe that if a strategic alternatives process was properly established and managed, potential disruptions could have been minimized and the Company would have put itself in the best position to realize its full value , especially when there was interest from multiple buyers at prices significantly higher than what Randstad offered 16

Proposed Sale to Randstad at Fire Sale Price Resulted from Rushed & Flawed Process The current Board’s interests are not aligned with shareholders, collectively the non - employee directors own a measly 0.3% of the Company ▪ The incumbent Board did not negotiate a go - shop provision and agreed to a no - shop provision – even though they ran no formal auction process ▪ Although other potential buyers are technically able to submit bids, the prospects of going “hostile” and submitting a competing bid with no access to diligence is NOT something most public companies, large private companies or traditional private equity funds are comfortable with, thereby severely limiting potential bid activity following the execution of the merger agreement ▪ We have talked to multiple potential buyers who have stated that they would have participated in a formal process had the Company ever bothered to initiate one prior to selling itself ▪ Aside from the rushed, flawed nature of the “process” the Company ran, we take issue with the fact that the Company was exploring a sale without apparently evaluating all other alternatives for restructuring the business ▪ We don’t believe now is the right time to sell the Company, especially without an exhaustive evaluation of other options to improve the business 17

Incumbent Board Abdicated its Responsibility to a Conflicted CEO Monster's Board let the Company's CEO – Mr. Yates – run the sales process even though he had little skin in the game and obvious conflicts such as single - trigger change in control payments ▪ Monster CEO Tim Yates automatically gets paid over $1.5 million upon a deal closing -- even if he keeps his job -- because the Board foolishly awarded equity awards with single - trigger change in control provisions to executives prior to March of 2016 ▪ Mr. Yates Tim Yates stands to make over $4.7 million if the Randstad deal is successful and he is terminated “without cause” or “good reason” ▪ Mr. Yates owns less than 1% of the Company and has very little “skin in the game"; given the fact that the Company’s stock has declined by over 92% since he first became involved in the business in 2007, and over 55% the last 12 months, it seems wholly unfair to shareholders that he stands to make such a financial windfall for selling at the bottom ▪ Despite Mr. Yates's obvious conflicts resulting from his golden parachutes and lack of substantial ownership of the Company, Monster's Board still allowed Mr. Yates to run the Company's haphazard sale "process" and completely relied on him for negotiations and updates ▪ Mr. Yates was incentivized by the Board to sell Monster at a low price rather than execute a turnaround ▪ Mr. Yates has 516,893 unvested RSUs ▪ Unvested RSUs are worthless and expire if target stock prices (starting at $5.75) and adjusted EBITDA margin targets aren't hit — unless there's a change in control ▪ By selling the Company, Mr. Yates is able to trigger payments on unvested RSUs even though he never hit the specified targets ▪ Absent a sale, Mr. Yates would have to get Monster's stock to trade at $7.75 and $8.75 and hit the adjusted EBITDA margin targets in order to be entitled to any of these RSUs Source: Monster's 2016 Proxy Statement and Consent Revocation Statement, filed on Schedule 14A on October 18, 2016 18

Poorly Managed Interactions with Interested Buyers Yielded an Inferior Result ▪ Submitted an indication of interest at $4.30 on 4/24/16 -- and a subsequent increase to $4.45 on 4/1/16 -- with no financing contingency ▪ On 4/24/16 Acquirer B said they could not further increase their $4.45 indication absent additional information from the Company ▪ Despite Acquirer B's keen interest, the Company decided not to initiate a formal due diligence process with them (thereby stalling their indication of interest) citing concerns over Q1 earnings and their belief Acquirer B would participate in a formal sale process if one were initiated -- no such process was ever initiated ▪ Approximately three months later on 7/21/16, Acquirer B requested a meeting with the Company to discuss its forecast for Q3 and Q4 given the Q2 results, which the Company had shared with Acquirer B the previous week ▪ These requests were ignored and that same day -- despite these continuing expressions of interest from Acquirer B -- Monster's Board agreed to exclusivity with Randstad, shutting Acquirer B out the process ▪ On 7/8/16 Monster indicated to Acquirer E a required minimum price of $5.00 per share and no financing condition in order to consider a potential transaction (at this time, Randstad's bid was $3.50) ▪ On 7/12/16, Acquirer E outlined a proposal to acquire the Company for $5.00 per share, with no financing condition ▪ On 7/12/16, the Company contacted Acquirer E and gave less than a day's notice of a deadline of 10:30am on 7/21/16 to submit a written offer ▪ Acquirer E responded with a lower bid range of $4.15 - $4.20 (still higher than Randstad's $4.00 bid at the time and significantly higher than the final accepted $3.40 bid), but also indicated that as a result of the artificially accelerated deadline, and the fact they had not finalized financing or reviewed the offer with their Board, they would not be able to submit a written offer ▪ Monster indicated to Acquirer E that it "was under time pressure," but the Company fails to explain why it was under such pressure Discussions with Financial Acquirer B Discussions with Strategic Acquirer E Board orchestrated a rushed and flawed sale process because they were more concerned with potential short - term stock movement than identifying the best way to maximize shareholder value Select examples from Monster’s discussions with interested buyers: 19

Monster’s M&A Discussions Summary Timeline – the Rush to Avoid Announcing Another Miss Seems highly suspect the Company was buying back stock in December 2015 at an average price of $5.99 per share, and only months later was willing to engage in discussions to sell the business for less than $4.00 20

Randstad's Proposed $3.40 Per Share Bid Significantly Undervalues Monster Relative to Peers

$3.40 share price implies a 4.9x multiple of LTM adjusted EBITDA of $87.6M and a 0.7x multiple of LTM revenue of $635M – significantly less than trading and M&A comparables

Proxy Peer Group LTM Multiples as of 10/03/16

	EV/Revenue	EV/EBITDA
NetSuite Inc.	10.4x	NMM
VeriSign, Inc.	7.6x	11.7x
j2 Global, Inc.	4.3x	10.2x
Blucora, Inc.	3.0x	15.5x
Pegasystems Inc.	2.9x	22.3x
WebMD Health Corp.	2.8x	11.5x
Web.com Group, Inc.	2.5x	13.2x
Pandora Media, Inc.	2.5x	NMM
DHI Group, Inc.	1.9x	8.3x
IAC/InterActiveCorp	1.7x	14.1x
Shutterfly, Inc.	1.6x	14.0x
EarthLink Holdings Corp.	1.0x	4.8x
Median	**2.7x**	**11.6x**
Mean	**3.5x**	**12.6x**
Monster - based on Randstad's offer	**0.7x**	**4.9x**

Source Public Filings and S&P Capital IQ

M&A Comparables

Announced Date	Target	Acquirer	EV/Revenue	EV/EBITDA
8/05/14	Classified Ventures LLC (73.1% stake)	Gannett	4.6x	14.7x
10/07/14	Trovit Search S.L.	Next Co., Ltd.	4.6x	13.6x
	Mean		**4.6x**	**14.2x**
8/09/16	**Monster**	**Randstad**	**0.7x**	**4.9x**

Source: Public Filings and S&P Capital IQ

2016 Proxy Peer Group excludes three companies that have been acquired and LinkedIn since it is in the process of being acquired by Microsoft

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…and is Significantly Lower than where Monster has Traded During the Past 3 Years Raises questions as to why the Board would recommend shareholders tender their shares at the valuation Randstad is offering 0.85x 0.68x 6.97x 4.90x Note: Average TEV/LTM Revenue and Average TEV/ LTM EBITDA Multiple is obtained from S&P Capital IQ and depicts the average mul tiples between 2012 - 2015 Proposed Randstad multiples based on TEV of $429M, LTM revenue of $635M, and LTM adjusted EBITDA of $88M from Company filings Average TEV/ LTM Revenue Multiple Proposed Randstad Deal Revenue Multiple Average TEV/ LTM EBITDA Multiple Proposed Randstad Deal EBITDA Multiple 22

Current Board appears to believe that having more employees would help turnaround the lagging top - line…the focus should be on maximizing sales representative productivity Monster’s $172k revenue per employee significantly underperforms its peers and is 41% below the peer average Monster's Sales Productivity Lags Peers Est. Revenue per Employee Staff LinkedIn $347k 9,900 Indeed $290k 2,400 DHI Group $286k 861 Careerbuilder $250k 2,800 Median $288k Mean $293k Monster $172k 3,700 Source: Public filings and S&P Capital IQ . Figures for last completed fiscal year 23

Capital Expenditures Are in Excess of What Is Needed For Online Company

Over the last twelve months, Monster spent $35 million on capital expenditures, which equates to 5.5% of revenue. It is not clear why a digital business like Monster needs to spend so much to maintain and even improve its products

Proxy Peer Group LTM Capex % of Revenue

WebMD Health Corp.	8.9%
EarthLink Holdings Corp.	8.2%
NetSuite Inc.	6.1%
Shutterfly, Inc.	5.4%
Pandora Media, Inc.	4.0%
DHI Group, Inc.	3.9%
VeriSign, Inc.	2.9%
Web.com Group, Inc.	2.5%
j2 Global, Inc.	2.5%
IAC/InterActiveCorp	2.2%
Pegasystems Inc.	2.1%
Blucora, Inc.	0.8%
Median	3.4%
Mean	4.1%
Monster	5.5%

Source: Public Filings and S&P Capital IQ

Monster's Capex levels significantly exceed its peer group average

2016 Proxy Peer Group excludes three companies that have been acquired and LinkedIn since it is in the process of being acquired by Microsoft

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Marketing Spend is Not Working Given the Persistent Revenue Declines Over the last twelve months, Monster has spent over $121 million on marketing/promotion and it is not clear how the Company spent that money or how it measures return on that investment, given the continued top - line degradation of the Company Monster’s revenues continue to decline and underperform its closest competitor under this Board and management $942 $844 $764 $726 $667 $635 2011 2012 2013 2014 2015 LTM June '16 Revenue 2011 – LTM June ‘16 - 7.6% CAGR YoY Revenue Comparison 2015 4Q15 1Q16 2Q16 Monster (8.1%) (9.2%) (8.7%) (10.0%) CareerBuilder (2.0%) (5.0%) (2.0%) 3.0% Source: Public filings 25

3. INTRODUCTION TO MNG’S BOARD NOMINEES – A BETTER PATH FORWARD 26

Our Nominees Bring Superior Operating and Investing Experiences

Our Nominees have the skills and experience to make significant improvements at Monster and maximize shareholder value; Collectively, they have served on 16 public company boards

		Dan Dienst	Joseph Anto	Ethan Bloomfield	Kevin Gregson	Heath Freeman	Lowell Robinson	Gregory Slayton
Operating Experience	CEO/ President	✓	✓	✓	✓	✓		✓
	CFO						✓	✓
	COO or Sales Exec			✓			✓	✓
	Job Board		✓	✓			✓	
	Digital Company	✓	✓	✓		✓	✓	✓
Relevant Expertise	Turnaround	✓	✓	✓		✓	✓	✓
	Capital Structure	✓	✓		✓	✓	✓	✓
	M&A/ Investments	✓	✓	✓	✓	✓	✓	✓
	Audit Committee				✓		✓	✓
	Comp. Committee				✓	✓	✓	✓

- Our Nominees have superior experience when it comes to public boards, turnarounds, job boards/recruitment advertising, and executive experience
- Incumbent Board had no relevant job board experience prior to Monster and does not have the relevant turnaround experience needed to implement the changes needed at the Company

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Daniel Dienst ▪ Public company CEO ▪ Turnaround specialist ▪ Public board director ▪ Restructuring ▪ Investment banking ▪ Special situations Mr . Dienst served as a director and the Chief Executive Officer of Martha Stewart Living Omnimedia Inc . , a media and merchandising company, from 2013 - 2015 , where he led the turnaround of the famous brand and orchestrated its successful sale in 2015 to Sequential Brands, Inc . for $ 353 million . Prior to his service at Martha Stewart Living, Mr . Dienst had a distinguished career in the steel and metals industry, having served as the Group Chief Executive Officer of Sims Metal Management, Ltd . from 2008 - 2013 , the world's largest publicly listed metal and electronics recycler, processing and trading in excess of 15 million tons of metal annually from 270 facilities on five continents . He had previously sold Metal Management, Inc . , a company that he founded and served in the capacity of Chief Executive Officer from 2004 - 2008 , to Sims for $ 1 . 7 billion in 2008 . Mr . Dienst also served as Chairman of the Board and Acting Chief Executive Officer of Metals USA, Inc . , one of the nation's largest steel processors, after its reorganization and until its going private sale to an affiliate of Apollo Management, L . P . in 2004 . Mr . Dienst is also experienced in the financial markets, having served as a Managing Director of Corporate and Leveraged Finance at CIBC World Markets Corp . , a diversified global financial services firm, from 2000 - 2004 . From 1998 - 2000 , he held various positions within CIBC, including Executive Director of the High Yield and Financial Restructuring Group . Previous to his time at CIBC, he served in various capacities with Jefferies & Company, Inc . , a global investment banking firm . Mr . Dienst also recently served from 2014 - 2015 as a Director of 1 st Dibs, Inc . , a venture - backed e - commerce business owned by Benchmark Capital, Spark Capital, Index Ventures and Insight Venture Partners . Mr . Dienst holds a B . A . from Washington University in St . Louis . and a J . D . from Brooklyn Law School . Mr . Dienst's qualifications as a director include his executive experience as a CEO and director of 4 public companies, his expertise in turnarounds, special situations and corporate transactions and his experience in the media sector . Ready to Serve as Interim CEO 28

Joseph Anto ▪ Capital Structure/M&A ▪ Restructuring ▪ Investor ▪ Job board CEO ▪ Entrepreneur ▪ Turnaround specialist Mr . Anto is currently a Senior Vice President at MediaNews Group, Inc . (d/b/a Digital First Media), the second largest newspaper company in the U . S . by circulation, where he has served since 2013 . From 2014 - 2015 , he was Vice President of Business Development for MediaNews Group and also CEO at Jobs in the US, a subsidiary of MediaNews with regionally focused job board sites in New England . From 2013 - 2014 he was Managing Director at Digital First Ventures, the strategic investing division of MediaNews Group . In 2009 he co - founded RumbaTime , LLC, a fashion brand focused on timepieces and accessories and served as the Company's CEO until 2012 . From 2006 - 2009 Mr . Anto was a Senior Analyst and Director of Investments at Harbinger Capital Partners, a multi - strategy investment firm, where he managed one of the largest merchant power investment portfolios in the sector, accounting for approximately 30 % of the Fund's assets and completed M&A and debt financing transactions totaling over $ 4 billion in value . Prior to his time at Harbinger, Mr . Anto was an associate at ABS Capital Partners, a later - stage venture capital firm, and an analyst at First Union Securities in their technology investment banking group . He is currently on the board at CIPS Marketing Group, Inc . and he has previously served on the boards of Kelson Energy Inc . , Kelson Canada and Rumbatime . He has a BBA from Emory University and an MBA from Columbia University . Mr . Anto's qualifications as a director include his expertise as a previous CEO of a job board business, his executive experience, particularly in the media industry, and his expertise in turnarounds and corporate transactions . 29

Ethan Bloomfield ▪ Job board executive ▪ Sales & BD executive ▪ Entrepreneur ▪ Private company CEO Mr . Bloomfield is currently the CEO of vitalfew , inc , a consulting and advisory business which he founded in 2015 . He also serves on the board of governors for TaTech , a leading industry association which enables the interaction of companies in the recruitment technology space . He has been a member since 2006 and on the board of governors since the first board was elected by the membership . In 2016 , he co - founded and is also the current CRO of ConversationDriver , a company that utilizes software to help organizations improve efficiencies in sales outreach . From 2012 - 2015 , he served as the Senior Vice President of Sales and Business Development at recruitment technology company, ZipRecruiter, which he joined in 2012 as the 20 th employee and the first in sales . In his role at ZipRecruiter he developed the entire sales organization, which he grew from concept to over 120 reps when he left the company . Previously he was Vice President of Business Development at JobTarget , a company that provides technology to organizations that want to offer their own web - based job boards to their members . While at JobTarget , he was instrumental in launching innovative new products and also led the acquisition of two companies . Mr . Bloomfield holds a B . A . from the University of Massachusetts, Amherst . Mr . Bloomfield's qualifications as a director include his expertise in recruitment technologies, developed over a career spanning more than twelve years in the space . He is widely recognized as a thought leader in the sector and, in addition to advising or having advised almost thirty companies in the industry, he is a frequent speaker at industry conferences and events . 30

Heath Freeman ▪ Capital Structure/M&A ▪ Investment management ▪ Investment banking ▪ Private company CEO ▪ Restructuring ▪ Turnaround specialist Mr . Freeman is the President, a Founding Member, and Director of Alden Global Capital, LLC, a New York - based investment firm focused on deep value, catalyst driven investing . He has been with the firm since its founding in 2007 , and has been its President since 2014 . Mr . Freeman currently serves as Vice Chairman of MediaNews Group, Inc . (d/b/a Digital First Media), the second largest newspaper business in the United States by circulation with over $ 1 billion of annual revenue, owning newspapers such as The Denver Post, San Jose Mercury News and Orange County Register . He also serves on the compensation committee and leads the strategic review committee for MNG and has served on its board since 2011 . Mr . Freeman is a co - founder and serves on the board of SLT Group, Inc . (d/b/a SLT) a private fitness business based out of New York and started in 2011 , which recently took in a large growth investment from North Castle Partners, a private equity firm focused on the health and wellness space . Mr . Freeman also co - founded City of Saints Coffee Roasters in 2013 , a third wave coffee roaster, wholesaler and retailer based out of Brooklyn, NY . Prior to Alden, from 2006 - 2007 , Mr . Freeman worked as an Investment Analyst at New York - based Smith Management, a private investment firm . Prior to that, from 2003 - 2006 , Mr . Freeman was an investment banking analyst at Peter J . Solomon Company, a boutique investment bank, working on mergers and acquisitions, restructurings and refinancing assignments . He has previously served on the boards at The Philadelphia Media Network and The Journal Register Company, among others . Currently, Mr . Freeman also serves as Chairman of the Advisory Board for Jewish Life at Duke University’s Freeman Center and he also graduated with a BA from Duke University . Mr . Freeman’s qualifications as a director include his experience as an investor, investment banker and board member of multiple companies with expertise in finance, compensation, turnarounds, corporate transactions and significantly improving value at underperforming companies . 31

Kevin Gregson Mr . Gregson has served as the Americas Leader for the Insurance Industry for Willis Towers Watson plc since 2013 . Prior to his role at Willis Towers Watson, Mr . Gregson was a Managing Director at Alvarez and Marsal Holdings, LLC, a financial advisory services company focused primarily on the financial services industry, from 2010 - 2013 . Mr . Gregson has over thirty years of experience in developing and implementing business solutions for global organizations . Prior to joining Alvarez and Marsal , Mr . Gregson served as founder and president of Bridge Pointe, LLC, a Bermuda - based insurance and reinsurance company and advisory services firm that provides innovative insurance solutions for insurers and corporate sponsors . Previously, he was a co - founder and principal of the Gregson Group, a business advisory firm helping companies align business strategies with organizational and human capital strategies . He is currently a director at Fidelity & Guaranty Life, a provider of life insurance and annuity products, where he serves on the audit, compensation and related party transactions committee . Mr . Gregson holds a B . A . from the University of Delaware and has attended the Executive Finance Program at the University of Michigan . Mr . Gregson's qualifications as a director include his experience advising companies on complex business and financial issues for thirty years, and his expertise in corporate governance, strategy, and financial/operational performance improvement . ▪ Corporate governance ▪ Human capital ▪ Financial advisory ▪ Founder and CEO ▪ Insurance ▪ Public board director 32

Lowell Robinson ▪ Media/Tech CFO ▪ Corporate governance ▪ Audit Committee ▪ Turnaround specialist ▪ M&A ▪ Public director Mr . Robinson is a highly regarded financial and operating executive with thirty years of senior - level strategic, financial, governance, turnaround and M&A experience . He has also been on seven public company boards, and has experience serving as Chairman of the board as well as Chairman of audit and compensation committees . From 2006 - 2009 , Mr . Robinson was Chief Financial Officer and Chief Operating Officer for Miva , Inc . , a digital marketing company, and was instrumental in Miva's turnaround and subsequent sale . He was previously Senior Executive Vice President and Chief Financial Officer of HotJobs . com, an online job board, where he was responsible for all finance and administrative functions at the company . After bringing the company to profitability a year ahead of expectation, HotJobs was sold to Yahoo! for $ 500 million, representing a 75 % premium to market . Prior to joining HotJobs , Mr . Robinson was Executive Vice President and Chief Financial Officer for PRT Group, a software and IT services company, where he raised $ 62 million in its initial public offering . In 1994 , Mr . Robinson was recruited by the CEO and Warburg Pincus to serve as the Chief Financial Officer of Valassis Communications, Inc . (f/k/a Advo , Inc . ), a Fortune 500 company and the largest direct marketing company on the New York Stock Exchange with $ 2 billion in revenues . Over a three - year period, shareholder value increased 300 % due to operational initiatives which he led, in addition to paying out a one - time $ 10 special dividend . Previously, Mr . Robinson held senior financial positions with Citigroup, Mars, Inc . and Kraft Foods Group, Inc . He is currently on the board at EVINE Live Inc . , and has previously served on the board of The Jones Group, Inc . , where he chaired the audit and compensation committees, in addition to having served on the boards of five other public companies over the course of his career . Mr . Robinson holds a B . A . from The University of Wisconsin and an M . B . A . in finance from Harvard Business School . Mr . Robinson's qualifications as a director include his C - level executive experience at multiple companies, his experience serving on the boards of seven public companies and his expertise in finance, corporate governance, turnarounds and corporate transactions . 33

Hon. Gregory Slayton ▪ Public company CEO ▪ Venture capitalist ▪ Former U.S Ambassador ▪ Public board director The Hon . Gregory Slayton has served as the Managing Director of Slayton Capital, an international venture capital firm that has been an early investor in some of the most successful companies in Silicon Valley history, since 2002 . He was an early investor in Google and Salesforce . com and served on the advisory boards of both companies . From 2005 - 2009 , Mr . Slayton was the United States Chief of Mission ( defacto Ambassador) to Bermuda, serving under both the Bush and Obama Administrations . From 2000 - 2002 , he served as Chief Executive Officer of ClickAction Inc . , an email marketing services company that was acquired by InfoUSA Inc . , and prior to this, he was Chief Executive Officer and Chairman of MySoftware , which merged with ClickAction in 2000 . He has also served as Distinguished Visiting Professor at Peking University and as a visiting professor at UIBE Business School, Beijing & Szechuan University, Dartmouth College, Harvard University and the Stanford Graduate School of Business . Mr . Slayton has been featured in the Wall Street Journal, Time and three Harvard Business School case studies . He has lived and worked extensively in Asia, Africa, Europe and Latin America, and was a Fulbright Scholar at the University of the Philippines, where he completed a Masters in Asian Studies with honors . Mr . Slayton holds a B . A . from Dartmouth College and an M . B . A . from Harvard Business School, having graduated from both institutions with honors . Mr . Slayton's qualifications as a director include his experience as an investor in technology companies, his executive experience as CEO of multiple companies, his experience serving on the boards of four public companies and his expertise in technology, operations and international markets . 34

Proposed Board Structure Corporate Governance & Nominating Committee Compensation Committee Lowell Robinson Hon. Gregory Slayton Audit Committee Our Nominees have the skills and experience to make significant improvements at Monster and maximize shareholder value Head of Committee Joseph Anto Joseph Anto Lowell Robinson Heath Freeman Kevin Gregson Kevin Gregson 35

4. TIMELINE & PLAN FOR MAXIMIZING VALUE FOR ALL SHAREHOLDERS 36

How Our Nominees Can Help Create Value for All Shareholders Reduce expenses by $100 - $150 million through implementation of operational best practices Monetize non - core/underperforming assets that are not being valued at all in current stock price Reduce capital expenditures to be more in - line with competitors and other digital companies Simplify the product offering and increase sales productivity Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials Strategic Plan to Improve Operations and Increase Shareholder Value - Return to Growth - Optimize Cost Structure - Monetize Non - Core Assets With Daniel Dienst as interim CEO on Day 1 and the new Board in place, the process to revitalize Monster and create value for all shareholders will begin immediately. Our strategic plan focuses on 3 key areas as an alternative to the Randstad deal: 37

Reduce Expenses by $100 - $150 Million Through Implementation of Operational Best Practices From an operational perspective, it is clear to us that Monster has the opportunity to drastically streamline its cost structure ▪ Monster has approximately 3,700 employees, with over 1,000 in sales 1 ▪ Our experience at both MNG and Jobs in the US and our conversations with other industry experts leads us to believe that Monster’s sales organization can be restructured to be much leaner, more focused and far more productive ▪ Bringing revenue per employee for Monster in line with its competitors' median of $288k per employee would imply that Monster should be able to operate with about 2,100 employees, which would be a reduction of 1,600 from current levels ▪ This reduction in force has the potential alone to reduce operating expense by approximately $136 million based on Monster’s average salary per employee of $85k Right - Size Operation ▪ Monster spends over $25 million annually on operating leases for 10 office locations in the U.S. and 51 offices in 22 other countries, in addition to data centers in the U.S., Europe and Asia ▪ It is our view that streamlining the Company’s operations and divesting non - core assets can reduce Monster’s office footprint substantially Reduce Office Footprint ▪ In the age of Amazon Web Services and other cloud - hosting services, it is our understanding that Monster still hosts and supports its sites ▪ An analysis of outsourcing key technology functions should be undertaken so that Monster can focus its technology staff on product innovation to support revenue growth Outsource Non - Core Tech Infrastructure 38 1) According to previous conversations with Monster Investor Relations. Based on our understanding, this includes inside sale s, outside sales, management and sales/customer support

Monetize Non - core/Underperforming Assets that are not being Valued in Current Stock Price A thorough evaluation should be undertaken. If it is not clear that Monster is able to operate certain businesses at an acceptable profit margin, then we would advocate a sale of those assets at attractive valuations that create value for all shareholders MWW Military & Government Services Group International ▪ Monster operates in the U.S. and also offers services in over 40 other countries, with offices in 22 countries aside from the U.S. ▪ The international business has been losing money for the last three and a half years and each country is essentially its own business with minimal shared resources, primarily in technology infrastructure ▪ Monster should monetize markets that aren’t being valued in current stock price ▪ Furthermore, the Company has over $200 million in NOLs internationally, so the potential may exist to offset the gains from some of these sales ▪ Monster's Military & Government Services business is a drag on the performance of the overall Company and should be evaluated for sale if it cannot be improved ▪ Based on the Q1 earnings call, this business is declining at 10% YOY and dragging down the results of the overall North American business as a result Other ▪ Monster owns businesses like fastweb.com and other URLs like jobs.com and allhealthcare.com, which may present further monetization opportunities 39

Reduce Capital Expenditures to be More In - line With Competitors and Other Digital Companies We are confident the opportunity exists to be much more disciplined when it comes to capital expenditures and that bringing spending more in - line with competitors could reduce Capex by at least $13 million. $35M $13M savings $22M Reducing Capex as % of revenue from MWW 5.5% to peer median of 3.4% Monster LTM Capex Pro Forma Monster Annual Capex at 3.4% of revenue Source: Public filings and S&P Capital IQ 40

Simplify the Product Offering and Increase Sales Productivity Our experience at both MNG and Jobs in the US and our conversations with other industry experts lead us to believe that Monster’s product portfolio can be simplified and its sales organization can be restructured to be much leaner, more focused and far more productive. ▪ Layers of sales management and support ▪ “Spaghetti at the wall” product approach ▪ Customers buying “job slots” Under Current Board ▪ Lean, focused, productive sales organization ▪ Focus on core and social solutions ▪ Customers purchasing turnkey recruitment solutions via subscription model Under Our Board Nominees x Reduces customer churn x Increases revenue per customer x Stems the declines in North American revenue 41

Focus Marketing Efforts Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials ▪ Monster needs to manage its marketing activities with a view towards minimizing customer acquisition cost and maximizing revenue generated per customer ▪ The Company’s lack of discipline around B2B marketing seems to be a management deficiency and is something that can be corrected by bringing in the right talent Profitable B2B Customer Acquisition ▪ Monster needs to be far more systematic in how it purchases candidate traffic in order to drive the job views and applications that HR managers expect when they spend money with Monster ▪ Will increase customer retention and spend per customer, which should help stem the revenue declines the business is experiencing Profitable Candidate Acquisition ▪ Monster still has significant brand recognition with a certain segment of the population ▪ Concern is that among millennials, that recognition is not where it needs to be to support a business that can ultimately grow ▪ Brand relevancy among millennials will bolster both the job seeker and employer sides of the business and is critical if Monster wants to remain a dominant player in the space for the foreseeable future Rebranding Campaign 42

Timeline for Maximizing Shareholder Value: First 70 days 1 2 3 4 5 6 7 8 9 10 Week CEO search Identify & fill key executive gaps Initiative First 70 days focused on site visits across the world, thorough evaluation of all business units, and filling key executive leadership gaps Organizational chart evaluation Evaluate product suite Evaluate marketing plan/rebranding Evaluate salesforce Evaluate IT/technology platforms Evaluation of international markets Evaluation of non - core business units Evaluate real estate rationalization Initiate zero - based budgeting Visit key U.S. and International offices 43

Timeline for Maximizing Shareholder Value: Days 70 - 100 . 11 12 13 14 Week Workforce reductions and revised org. chart Sales restructuring and strategy Recommendations finalized Recommendations finalized; Execution/Implementation of most key initiatives can begin immediately Capital expenditure reduction Real estate consolidation Marketing strategy Product/Solutions improvements Monetization of non - core assets Plan for international: Sell/Restructure/Shutdown Zero - based budgeting & other operating cost reductions Comprehensive growth plan: “2020” 44

We took a significant position in Monster because we strongly believe in the Company's upside potential with the right plan, management team, and Board of Directors in place to effect the changes needed to accomplish that objective Conclusion: Our Strategic Plan will Benefit ALL Shareholders ▪ We are offering shareholders a credible and preferable alternative to the sub - optimal Randstad deal ▪ We intend to continue being shareholders once our nominees are elected to the Board ▪ We are and would be completely aligned with all shareholders in our desire to maximize the value of the Company and everything we have proposed would benefit ALL shareholders ▪ Given our cost basis of $3.04, we would make a healthy profit if the Randstad deal was successful at $3.40 per share, but we did not make this investment to generate a quick profit and we didn't invest in Monster just to cut - and - run ▪ Given, our long - term view and strong conviction in the strategic plan we’ve established and experienced slate we’ve assembled, we are confident the opportunity exists to create significantly more value for ALL shareholders ▪ Implementation of the operational measures we’ve identified can drive substantial improvements to Monster’s financial performance, leading to greater upside for ALL shareholders By implementing the recommendations we’ve outlined and having the proper oversight to ensure successful execution, we believe Monster can achieve a stock price of $6 - $8 over the next 18 months, which represents an upside of 76% - 135% over Randstad’s offer price 45

Important Information about the Solicitation . MediaNews Group, Inc., Joseph Anto, Ethan Bloomfield, Daniel Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson and Gregory Slayton (collectively, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive consent statement and accompanying form of consent card to be used in connection with the solicitation of consents from the stockholders of Monster Worldwide, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive consent statement and other documents related to the solicitation of consents by the Participants if and when they become available, as they will contain important information, including additional information related to the Participants. Should the Participants engage in such a solicitation, the consent statement and an accompanying consent card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ or from Okapi Partners at 212 - 297 - 0720 or info@okapipartners.com. Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the preliminary consent statement on Schedule 14A filed by the Participants with the SEC on October 18, 2016. This document is available free of charge from the sources indicated above. 46